# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arqit Quantum Inc., CIK 0001859690
CUSIP: G0567U127
Title of class of securities: ORDINARY SHARES
Address of issuer's principal executive offices: 3 ORCHARD PLACE, 3 ORCHARD PLACE, LONDON, United Kingdom (X0), SW1H 0BF
Date of event which requires filing of this statement: 12/11/2024
Amends the filing with accession number 0001104659-21-116864
Filed by CIK 0001883492
Persons authorized to receive notices and communications: HARPER RICKS, 55 HUDSON YARDS, NEW YORK, New York (NY), 10001, 212-530-5721

## Reporting persons
- D2BW Ltd (CIK 0001883492): type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 251,280; sole dispositive power 0; shared dispositive power 251,280; aggregate amount beneficially owned 251,280 (2% of the class)
  Comment: This Schedule 13D/A is filed by D2BW Limited (D2BW), David Williams and David Bestwick (together with D2BW and Mr. Williams, collectively, the Reporting Persons). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D/A.
  
  Shared voting power and shared dispositive power share amounts have been adjusted to reflect the impact of a 25:1 reverse share split of the Issuer's Ordinary Shares that became effective on September 25, 2024.
  
  Percent of class represented by amount in row (11) is based upon 12,504,009 Ordinary Shares issued and outstanding as of December 3, 2024, as reported in the Issuer's Form 20-F filed on December 5, 2024.
- Bestwick David (CIK 0001967207): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 122,989; shared voting power 291,280; sole dispositive power 122,989; shared dispositive power 291,280; aggregate amount beneficially owned 414,269 (3.3% of the class)
  Comment: This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D/A.
  
  Shared voting power and shared dispositive power share amounts have been adjusted to reflect the impact of a 25:1 reverse share split of the Issuer's Ordinary Shares that became effective on September 25, 2024.
  
  Percent of class represented by amount in row (11) is based upon 12,504,009 Ordinary Shares issued and outstanding as of December 3, 2024, as reported in the Issuer's Form 20-F filed on December 5, 2024.
- Williams David John (CIK 0001967365): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 3,098; shared voting power 723,625; sole dispositive power 3,098; shared dispositive power 291,280; aggregate amount beneficially owned 726,723 (5.8% of the class)
  Comment: This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D/A.
  
  Shared voting power and shared dispositive power share amounts have been adjusted to reflect the impact of a 25:1 reverse share split of the Issuer's Ordinary Shares that became effective on September 25, 2024.
  
  Percent of class represented by amount in row (11) is based upon 12,504,009 Ordinary Shares issued and outstanding as of December 3, 2024, as reported in the Issuer's Form 20-F filed on December 5, 2024.

## Item 1. Security and Issuer
Title of class of securities: ORDINARY SHARES
Name of issuer: Arqit Quantum Inc.
Address of issuer's principal executive offices: 3 ORCHARD PLACE, 3 ORCHARD PLACE, LONDON, United Kingdom (X0), SW1H 0BF
Comment:
This Amendment No. 8 (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 17, 2021, as amended on October 12, 2021, February 3, 2023, April 14, 2024, September 16, 2024, October 2, 2024, December 10, 2024, and December 13, 2024 (the "Filing"), by D2BW Limited ("D2BW"), David Williams and David Bestwick (collectively, the "Reporting Persons") with respect to the ordinary shares, par value $0.000004 per share ("Ordinary Shares") of Arqit Quantum Inc., an exempted limited liability company organized under the laws of the Cayman Islands (the "Issuer"). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

On September 25, 2024, the Issuer effected a 25:1 reverse share split (the "Reverse Share Split"), pursuant to which the authorized share capital of the Issuer was consolidated as follows: from $50,000 divided into 469,000,001 Ordinary Shares of a par value of $0.0001 each and 30,999,999 preference shares of a par value of $0.0001 each, to $50,000 divided into 18,760,000 Ordinary Shares of a par value of $0.000004 each and 1,240,000 preference shares of a par value of $0.000004 each. Unless otherwise noted, all amounts of Ordinary Shares reported by the Reporting Persons in this Amendment reflect the Reverse Share Split.

The information set forth below updates the Filing and a response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

D2BW Limited is a private company limited by shares organized under the laws of England & Wales, and owned by Mr. Williams and Mr. Bestwick, with its principal business office address at 11 Bresseden Place, London SW1E 5BY, United Kingdom. The principal business of D2BW Limited is purchasing, holding and selling securities for investment purposes. The directors of D2BW Limited are Mr. Williams and Mr. Bestwick.

Mr. Williams and Mr. Bestwick are citizens of the United Kingdom, who have their principal business office address at 11 Bresseden Place, London SW1E 5BY, United Kingdom. Mr. Bestwick is a consultant to the Issuer.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

D2BW and Mr. Bestwick sold Ordinary Shares on the dates and in the amounts as follows:
D2BW
12/11/24: 50,000
12/12/24: 83,229
12/13/24: 6,380
12/16/24: 45,492
12/17/24: 50,000

Mr. Bestwick
12/13/24: 45,805
12/16/24: 34,195
12/17/24: 40,000

The Reporting Persons reserve the right to increase or decrease their positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intentions with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, each Reporting Person's beneficial ownership is as follows (based upon 12,504,009 Ordinary Shares issued and outstanding as of December 3, 2024):
D2BW Limited
Ordinary Shares
Amount beneficially owned: 251,280
Percent of class: 2.0
David Williams
Ordinary Shares
(a) Amount beneficially owned: 726,723
(b) Percent of class: 5.8
David Bestwick
Ordinary Shares
(a) Amount beneficially owned: 414,269
(b) Percent of class: 3.3
Number of shares as to which each person has sole or shared power to vote or dispose:
D2BW Limited:
Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 251,280
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 251,280
David Williams:
Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,098
(ii) Shared power to vote or to direct the vote 723,625
(iii) Sole power to dispose or to direct the disposition of 3,098
(iv) Shared power to dispose or to direct the disposition of 291,280
David Bestwick:
Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 122,989
(ii) Shared power to vote or to direct the vote 291,280
(iii) Sole power to dispose or to direct the disposition of 122,989
(iv) Shared power to dispose or to direct the disposition of 291,280

Mr. Williams and Mr. Bestwick collectively own all of the outstanding share capital of D2BW Limited, and hold voting power over 40,000 Ordinary Shares owned by the Williams and Bestwick Foundation, and are therefore deemed beneficial owners of the Ordinary Shares of the Issuer directly held by D2BW Limited and the Williams and Bestwick Foundation.

In addition to the 251,280 Ordinary Shares of the Issuer owned by D2BW Limited and 40,000 Ordinary Shares owned by the Williams and Bestwick Foundation, Mr. Williams has shared ownership over 432,345 shares over which he holds an irrevocable voting proxy, and has sole direct ownership of an additional 3,098 Ordinary Shares of the Issuer, including shares that were issued upon the vesting of restricted share units that were granted to Mr. Williams in connection with his services to the Issuer.

In addition to the 251,280 Ordinary Shares of the Issuer owned by D2BW Limited and 40,000 Ordinary Shares owned by the Williams and Bestwick Foundation, Mr. Bestwick directly owns an additional 122,989 Ordinary Shares of the Issuer, including shares that were issued upon the vesting of restricted share units that were granted to Mr. Bestwick in connection with his services to the Issuer.

As a result of the voting proxy discussed in Item 4, Mr. Williams and his ex-wife may be deemed to be a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Notwithstanding such voting proxy, the filing of this Amendment shall not be construed as an admission that Mr. Williams is, for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities directly held by his ex-wife. Mr. Williams assumes no responsibility for any information contained in any filing made pursuant to Section 13 of the Exchange Act by his ex-wife and expressly disclaims beneficial ownership of any securities owned or acquired by his ex-wife.

Each Reporting Person disclaims beneficial ownership in the Ordinary Shares reported on this Schedule 13D except to the extent of the Reporting Person's respective pecuniary interest therein. The filing of this Amendment shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, within the last 60 days, no reportable transactions were effected by any Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the disposition of the Ordinary Shares to which this Schedule 13D relates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

To the extent applicable, the information in Items 3 and 4 is incorporated by reference herein.

## Signatures
- D2BW Ltd: David Williams, Director (12/18/2024)
- Bestwick David: David Bestwick, David Bestwick (12/18/2024)
- Williams David John: David Williams, David Williams (12/18/2024)
Comment: D2BW Limited
By: /s/ David Williams
Name: David Williams
Title: Director

DAVID WILLIAMS
/s/ David Williams

DAVID BESTWICK
/s/ David Bestwick